Exhibit 12.1

Ingram Micro Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in 000s, except ratios)

	Fiscal Year Ended
	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010

Fixed charges:
Interest expense and amortized premiums, discounts and capitalized expenses related to indebtedness	$59,165	$55,690	$52,509	$39,259	$28,177
Estimated interest within rental expense (A)	37,903	32,223	31,242	29,828	41,610
Total fixed charges	$97,068	$87,913	$83,751	$69,087	$69,787

Earnings:
Income before income taxes	436,099	396,184	387,871	438,061	269,248
Fixed charges	97,068	87,913	83,751	69,087	69,787
Total earnings	$533,167	$484,097	$471,622	$507,148	$339,035

Ratio of earnings to fixed charges	5.5	5.5	5.6	7.3	4.9

(A) Interest is estimated at 33% of rental charges, which considers the mix of building and equipment rental and assumption of average debt service cost over the assumed life of the related property